UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

March 11, 2021

(Date of Report (Date of earliest event reported))

ATOMIC STUDIOS, INC.

(Exact name of registrant as specified in its charter)

Wyoming	84-2567615
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1140 HIGHLAND AVE., #222, MANHATTAN BEACH, CA	90266
(Address of principal executive offices)	(ZIP Code)

(800) 681-5988

(Registrant’s telephone number, including area code)

Class A Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Extension of Offering

As previously discussed in the Offering Circular, the current offering pursuant to Tier 2 of Regulation A promulgated under the Securities Act of 1933, as amended, of Atomic Studios, Inc., a Wyoming corporation (the “Company”), is set to terminate on March 30, 2021. The Company has extended the termination of the offering 30 days to April 29, 2021.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATOMIC STUDIOS, INC.

Date: March 11, 2021	By:	/s/ “Sky” Conway
	Name:	“Sky” Conway, CEO